Exhibit 99.1

VOLT INFORMATION SCIENCES

ANNOUNCES NOTIFICATION

OF LATE FILING OF 2009 10-K REPORT

New York, New York, January 15, 2010 – Volt Information Sciences, Inc. (NYSE: VOL) today updated the information provided in its previous press releases, most recently December 23, 2009, concerning its review of whether certain revenues and associated costs under certain customer contracts, recognized during fiscal years 2002 through 2008 and the first two quarters of fiscal 2009 by its Computer Systems segment, should be recognized in periods other than the periods in which they were recognized. The Company has also previously announced that it has identified errors in the application of accounting literature to revenue recognition for certain of these multi-year customer arrangements for telephone systems with multiple deliverables, some of which included customized software, and that it will restate its financial statements as at and for its fiscal years ended October 28, 2007 and November 2, 2008. The Company has not determined whether any restatements of other periods prior to fiscal 2007 will be required because it is uncertain whether there will be a material impact of the revised revenue recognition on those prior periods.

As a result, the Company has filed a Notification with the Securities and Exchange Commission that the Company’s Annual Report on Form 10-K for the year ended November 1, 2009 will not be able to be filed before its January 15, 2010 due date, nor will it be able to be filed by February 1, 2010, the extended due date of the report. The Company and its advisors are working expeditiously to complete the restatement process and make the related filings, but the Company, at this time, is unable to determine when it will file the report.

Additional information regarding the Company's extension request can be found in the Form 12b-25, which may be viewed on the SEC's website, http://www.sec.gov.

About Volt Information Sciences, Inc. Volt Information Sciences, Inc. is a leading provider of global infrastructure solutions in technology, information services and staffing acquisition for its FORTUNE 100 customer base. Operating through an international network of servicing locations, the staffing segment fulfills IT, engineering, administrative, and industrial workforce requirements of its customers, for both professional search and temporary/contingent personnel as well as managed services programs and Recruitment Process Outsourcing (RPO) services. Technology infrastructure services include telecommunications engineering, construction, and installation; central office services; and IT managed services and maintenance. Information-based services are primarily directory assistance, operator services, database management, and directory printing. Visit www.volt.com.

This press release contains forward-looking statements which are subject to a number of known and unknown risks, including general economic, competitive and other business conditions, the degree and timing of customer utilization and rate of renewals of contracts with the Company, that could cause actual results, performance and achievements to differ materially from those described or implied in the forward-looking statements. Information concerning these and other factors that could cause actual results to differ materially from those in the forward- looking statements is contained in Company reports filed with the Securities and Exchange Commission.

Contact:

Ron Kochman

Volt Information Sciences

voltinvest@volt.com